FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of September 2003

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant's name into English)

7-1, Shiba 5-chome
Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [ X ]      Form 40-F [     ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [     ]      No [ X ]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC CORPORATION

(Registrant)

By:	/S/ FUJIO OKADA

Fujio Okada General Manager, Legal Divison

Date: September 1st, 2003

Information furnished on this form:
- Report filed with the Tokyo Stock Exchange concerning the profit expected from the initial public offring of a subsidiary

September 1, 2003

(English Translation)

Profit Expected from Initial Public Offering of a Subsidiary

On September 1, 2003, in conjunction with the listing of NEC System Technologies, Ltd., a subsidiary of NEC Corporation, on the Tokyo Stock Exchange, the sales price of the shares of common stock of NEC System Technologies, Ltd. being sold by NEC Corporation was determined.

The estimated amount of NEC Corporation's profit resulting from this offering is as follows:

1. Estimated amount of profit

NEC Corporation expects to post an income before income taxes of approximately 13.0 billion yen on a non-consolidated basis and approximately 16.0 billion yen on a consolidated basis, from the sale of a portion of its shares of common stock of NEC System Technologies, Ltd. (3,500,000 shares (excluding the 180,000 shares that may be overallotted)) and the issuance of new shares (3,500,000 shares) by NEC System Technologies, Ltd.

2. Impact on financial results forecasts

NEC Corporation's non-consolidated and consolidated financial results forecasts for the first half of the fiscal year ending March 31, 2004, which were announced on July 31, 2003, have already reflected certain amount of profit we had estimated in connection with the above offering. Therefore, it would not affect NEC Corporation's financial results forecasts.

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Not to be circulated in the United States. This material is not an offer of securities for sale in the United States. The securities described in this material may not be offered or sold in the United States absent registration or an exemption from registration. Public offerings of securities made in the United States must be made by means of an English-language prospectus that contains detailed information about the company and its management team, as well as financial statements.